Bulldog Investors, LLC
250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663
(201) 881-7111 // pgoldstein@bulldoginvestors.com

							March 17, 2015

Jay Williamson
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

LMP Real Estate Income Fund Inc. (the "Fund")
Contested Proxy Solicitation

Dear Mr. Williamson:

This is in response to your comments regarding our proxy solicitation for the Fund. As discussed below, we have carefully considered each of your comments and, as appropriate, intend to revise our definitive soliciting material to reflect them.

..	Please be advised that our policy is to respectfully decline to
	agree to waive our right to present a zealous defense in connection with any legal proceeding.

..	We affirm that in our definitive soliciting material, we intend to
	fill in any blanks in our preliminary filing with the most recent data available to us.

..	We understand and intend to comply with Rule 14a-6(b) and (c) by filing
	the appropriate documents on EDGAR.

..	We have not determined whether or how we will use the internet to
	solicit.

..	We have had no substantive communications with management of the Fund.

..	The means stated to revoke our proxy are exclusive.
	With respect to the paragraph (b)(3)(ii) of item 22 of "Schedule 14A. Information required in proxy statement," there are no arrangements or understanding between any nominee and any other person. Mr. Dakos was selected as a nominee because he is a principal of Bulldog Investors. The other nominees were selected because they are known to Bulldog Investors.

..	We applied the SEC definition of "participant" to determine the
	participants in our solicitation. However, we believe that the SEC's definition is overbroad and thus misleading because a reasonable person would incorrectly think that every person who is covered by that definition will actively participate in the solicitation of proxies.
	By analogy, a reasonable person would not label a person that merely signs a petition to have a candidate for political office placed on the official ballot as a "participant" in the candidate's election campaign.

..	We will revise the cover page of our definitive filing to identify each
	"true"  participant in the solicitation.

Please contact me if you wish to discuss this matter.

Very truly yours,

/S/ Phillip Goldstein

Phillip Goldstein
Member